November 27, 2018

Megan Miller

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Multi-Strategy Growth & Income Fund, File Nos. 333-189008 and 811-22572

Dear Ms. Miller:

You provided oral comments with respect to certain SEC filings and practices of Multi-Strategy Growth & Income Fund (the “Fund”) on November 6, 2018. Please find below the Fund’s responses to those comments, which the Fund has authorized Thompson Hine LLP to make on its behalf.

We have set forth below the text of each comment, followed by the Fund’s responses. All capitalized terms used herein but not otherwise defined have the meanings ascribed to them in the Fund’s annual report for the period ended February 28, 2018, which was the subject of your comments.

Comment	1. The Staff noted that as of February 28, 2018, real estate investment trusts (“REITs”) made up approximately 37% of the Fund’s portfolio. Please consider adding disclosure to the notes to the financial statements to state that the distributions received from REITs may be classified as dividends, capital gains and/or return of capital.
Response:	The following disclosure under note 2 to the financial statements that currently reads:

Security Transactions and Investment Income – Investment security transactions are accounted for on a trade date basis. Cost is determined and gains and losses are based upon the specific identification method for both financial statement and federal income tax purposes. Dividend income is recorded on the ex-dividend date and interest income is recorded on the accrual basis. Purchase discounts and premiums on securities are accreted and amortized over the life of the respective securities.

will be modified to read as follows (underlined portion added):

Security Transactions and Investment Income – Investment security transactions are accounted for on a trade date basis. Cost is determined and gains and losses are based upon the specific identification method for both financial statement and federal income tax purposes. Dividend

November 27, 2018

income is recorded on the ex-dividend date and interest income is recorded on the accrual basis. Distributions received from REITs may be classified as dividends, capital gains and/or return of capital. Purchase discounts and premiums on securities are accreted and amortized over the life of the respective securities.

Comment	2. Please include all disclosures required for restricted securities (see Regulation S-X 12-12, footnote 8).
Response:	The Fund will ensure that in future filings, the disclosure of restricted securities held by the Fund in the notes to the financial statements includes all information required by Regulation S-X 12-12.
Comment	3. According to note 2 of the notes to the financial statements, the Fund has certain commitments and contingencies; however, the balance sheet does not have disclosure either by amount or by line item that references the notes to the financial statements. Please update in future filings. See Regulation S-X 6-04.15.
Response:	The Fund will ensure that in future filings, if applicable, the balance sheet will contain a line item for such commitments and contingencies that will reference the appropriate note to the financial statements containing additional detail on such commitments and contingencies.
Comment	4. The balance sheet has a line item called “Payable to Related Parties” that is marked with a footnote that reads “See Note 3.” Note 3 does not describe adequately what is included in this line item. Please note that registrants are required to state separately on the face of the balance sheet amounts payable to certain related parties per Regulation S-X 6-04.12. Please update accordingly in future filings.
Response:	The Fund will update the balance sheet in future filings to state separately on the face of the balance sheet amounts payable to the parties listed in Regulation S-X 6-04.12.

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If you have any questions or additional comments, please call JoAnn Strasser at (614) 469-3265 or Craig Foster at (614) 469-3280.

Sincerely,

Craig A. Foster